Exhibit 4

December 9, 2008

A. O. Smith Corporation

11270 West Park Place

Milwaukee, WI 53224

Attention: James F. Stern

Ladies and Gentlemen:

Smith Investment Company, a Nevada corporation (“SICO”), Smith Investment Company LLC, a Delaware limited liability company (“SpinCo”), A. O. Smith Corporation (the “Company”), and SICO Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), are parties to an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, supplemented, modified or waived from time to time, the “Merger Agreement”), providing for, among other things, the merger of SICO with and into Merger Sub (the “Merger”), in which all of the outstanding shares of common stock, par value $0.10 per share, of SICO held by the shareholders of SICO are being converted into a right to receive shares of Class A common stock, par value $5.00 per share, of the Company (“Class A Common Stock”) and shares of Common Stock, par value $1.00 per share, of the Company (“Common Stock”; and together with the Class A Common Stock, the “Company Common Stock”). Capitalized terms that are used but not otherwise defined in this support agreement (“Support Agreement”) will have the meanings ascribed to them in the Merger Agreement.

As a condition to the willingness of the Company to enter into and perform its obligations under the Merger Agreement, the Company has required that SICO enter into this Support Agreement. SICO is further entering into this Support Agreement to express its support for the Merger and the other transactions contemplated by the Merger Agreement.

In consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1. SICO represents and warrants that Schedule I annexed hereto sets forth as of the date hereof the number of shares of Company Common Stock owned beneficially or of record by SICO (the “Covered Shares”). SICO represents and warrants that, as of the date hereof and except as disclosed on Schedule II annexed hereto, SICO owns the Covered Shares free and clear of all liens, charges, encumbrances, voting agreements and commitments of every kind. As of the date of this Support Agreement, except as expressly permitted or provided in this Support Agreement or the Merger Agreement and except as disclosed on Schedule II annexed hereto, SICO has sole voting power and sole dispositive power with respect to all of the Covered Shares. SICO agrees, while this Support Agreement is in effect, to promptly notify the Company of the number of any new shares of Company Common Stock with respect to which SICO acquires beneficial or record ownership. Any such shares shall automatically become Covered Shares and subject to the terms of this Support Agreement as though owned by SICO as of the date hereof.

2. SICO has all necessary legal capacity, power and authority to execute and enter into this Support Agreement, and this Support Agreement is the legally valid and binding agreement of SICO, and is enforceable against SICO in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3. SICO agrees that, during the term of this Support Agreement, it will not, and will not agree to, sell, transfer, assign, pledge, encumber or otherwise dispose of any of the Covered Shares, or any interest therein, or otherwise enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance of other disposition of, or limitation on the voting rights of, any of the Covered Shares (any such action a “Transfer”); provided however, that nothing herein shall prevent SICO from consummating a Transfer (i) as specifically required by a court order, which SICO shall use its reasonable best efforts to avoid, (ii) pursuant to this Support Agreement or the Merger Agreement or the transactions and other agreements contemplated thereby, or (iii) with the Company’s prior written consent. Any action taken in violation of the foregoing sentence shall be null and void ab initio and SICO agrees that any such prohibited action may and should be enjoined. If any involuntary Transfer of any of the Covered Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold the Covered Shares subject to all of the restrictions, liabilities and rights under this Support Agreement, which shall continue in full force and effect until valid termination of this Support Agreement.

4. SICO agrees that, during the term of this Support Agreement, at any meeting of shareholders of the Company, however called, or any adjournment or postponement thereof, SICO shall be present (in person or by proxy) and vote (or cause to be voted) all of the Covered Shares (1) in favor of (a) the Merger and the other transactions contemplated thereby, including the Merger Agreement and (b) any other matter that is on the ballot in furtherance of or for the purpose of facilitating the Merger, including any matter that is required by law or regulatory authority to be approved by the stockholders of the Company to facilitate the Merger or any transaction contemplated by the Merger Agreement; and (2) against any proposal that would reasonably be expected to prevent or materially delay the consummation of the Merger.

5. SICO hereby agrees not to commence or participate in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub, or any of their respective successors relating to the negotiation, execution or delivery of this Support Agreement, the Merger Agreement or the consummation of the Merger, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement, the Merger Agreement or any transactions contemplated by the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any officers or directors of the Company or Merger Sub in connection with this Support Agreement, the Merger or any of the transactions contemplated by the Merger, including the Merger Agreement. For the avoidance of doubt, the parties agree that this Paragraph 5 shall not preclude SICO from being a party to any litigation between or among the Company, Merger Sub, the Surviving Entity, SpinCo, the Shareholders’ Representative, any Smith Family Member or any other Former Company Shareholder concerning any provision of the Merger Agreement or any Ancillary Agreement or to resolve any dispute regarding any provision of the Merger Agreement or any Ancillary Agreement.

6. Whenever possible, each provision or portion of any provision of this Support Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Support Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Support Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

7. Each of the parties hereto recognizes and acknowledges that a breach by SICO of any covenants or agreements contained in this Support Agreement will cause the Company to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the Company shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity.

8. Notwithstanding any other provision herein, the obligations of SICO set forth in this Support Agreement shall not be effective or binding until after such time as the Merger Agreement is executed and delivered by the Company, Merger Sub, SpinCo and SICO. This Support Agreement shall terminate immediately upon the earlier of (a) termination of the Merger Agreement in accordance with its terms, (b) the Parent Recommendation having been withdrawn or modified in a manner that would permit SICO to terminate the Merger Agreement in accordance with its terms, and (c) the Effective Time. Upon such termination, this Support Agreement shall immediately become void, there shall be no liability hereunder on the part of SICO and all rights and obligations of the parties to this Support Agreement shall cease, in all cases so long as SICO is not in breach of its covenants or agreements under this Support Agreement; provided, however, that Paragraphs 5 through 14 hereof shall survive termination of this Support Agreement (it being understood that Section 7 shall survive solely to the extent necessary to effect the provisions of Section 5).

9. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed to have been duly given on the next business day after the same is sent, if delivered personally or sent by telecopy or overnight delivery, or three calendar days after the same is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, as set forth below, or to such other persons or addresses as may be designated in writing in accordance with the terms hereof by the party to receive such notice.

If to SICO:

Smith Investment Company

11270 West Park Place,

Milwaukee, WI 53224

Telecopier: 414-359-4198

Attention: Bruce M. Smith

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois 60606

Facsimile: 312-993-9767

Attention: Mark D. Gerstein

with a copy (which shall not constitute notice) to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, Wisconsin 53202

Facsimile: 414-298-8097

Attention: James M. Bedore

If to the Company:

A. O. Smith Corporation

11270 West Park Place

Milwaukee, WI 53224

Telecopier No.: 414-359-7450

Attention: General Counsel

10. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to principles of conflicts of law. The parties hereto (a) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Court of Chancery of the State of Delaware (the “Court”) and not in any other state or federal court in the United States of America or any court in any other country; (b) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement; (c) agree that mailing of process or other papers in connection with such action, suit or proceeding in the manner provided in Paragraph 9 hereof or in such other manner as may be permitted by law will have the same legal force and validity as if served upon such party personally within the

State of Delaware; (d) waive any objection to the laying of venue of any such action or proceeding in the Court; and (e) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Court has been brought in an improper or inconvenient forum, or is subject (in whole or in part) to a jury trial.

11. This Support Agreement may be executed in any number of counterparts and by the parties hereto on separate counterparts but all such counterparts shall together constitute one and the same Support Agreement.

12. This Support Agreement, together with the Merger Agreement and the other agreements contemplated thereby, constitutes the entire agreement among the parties with respect to the subject matter of this Support Agreement and supersedes all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter of this Support Agreement.

13. This Support Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

14. This Support Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Support Agreement.

[signature page follows]

Please confirm that the foregoing correctly states the understanding between SICO and the Company by signing and returning to us a counterpart hereof.

Very truly yours,

SMITH INVESTMENT COMPANY

By:	/s/ Bruce M. Smith
Name:	Bruce M. Smith
Title:	Chairman, President and Chief Executive Officer

Confirmed as of the date
first above written:

A. O. SMITH CORPORATION

By:	/s/ James F. Stern
Name:	James F. Stern
Title:	Executive Vice President, General Counsel and Secretary

SICO ACQUISITION, LLC

By:	/s/ James F. Stern
Name:	James F. Stern
Title:	Executive Vice President, General Counsel and Secretary

SCHEDULE I

Stockholder	Shares of Class A Common Stock	Shares of Common Stock
Smith Investment Company	8,067,252	1,559,076